Filed Pursuant to Rule 424(b)(5)
Registration File No.: 333-69848

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 29, 2002)

2,000,000 Shares

Anthracite Capital, Inc.

9.375% Series C Cumulative Redeemable Preferred Stock
Liquidation Preference $25.00 Per Share

We are offering 2,000,000 shares of our 9.375% Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock"), par value $0.001 per share. We will pay cumulative dividends on the Series C Preferred Stock from the date of original issuance in the amount of $2.34375 per share each year, which is equivalent to 9.375% of the $25.00 liquidation preference per share. Dividends on the Series C Preferred Stock will be payable quarterly in arrears, beginning on July 31, 2003. The shares of Series C Preferred Stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities. Holders of shares of Series C Preferred Stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

Except in limited circumstances to preserve our status as a real estate investment trust (a "REIT"), we may not redeem the Series C Preferred Stock until May 29, 2008. On or after May 29, 2008, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption will generally be on a pro rata basis.

We are externally managed by BlackRock Financial Management, Inc. ("BlackRock"). We have no ownership interest in BlackRock. We pay BlackRock an annual base management fee and may pay incentive compensation based on certain performance criteria. BlackRock also manages and invests in other entities that invest in real estate assets.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our charter and bylaws contain certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8% of our outstanding shares of common stock and 9.8% of any series of preferred stock, including the Series C Preferred Stock. See "Description of Series C Preferred Stock" and "Description of Capital Stock" for a discussion of these restrictions.

No market currently exists for our Series C Preferred Stock. We have applied to list our Series C Preferred Stock on the New York Stock Exchange (NYSE) under the symbol "AHR PrC", subject to official notice of issuance. We expect that trading will commence within 30 days after the initial delivery of the Series C Preferred Stock. Our common stock currently trades on the NYSE under the symbol "AHR".

See "Risk Factors" beginning on page S-10 in this prospectus supplement and page 5 of the accompanying prospectus for a discussion of the risks relevant to an investment in our Series C Preferred Stock, including, among others:

•	Our Series C Preferred Stock has no established trading market, which may negatively affect its market value and your ability to transfer or sell your shares of Series C Preferred Stock.
•	The market value of the Series C Preferred Stock could be substantially affected by interest rates and other factors.
•	Our Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.
•	We are dependent upon our manager and may not find a suitable replacement if our manager terminates the management agreement.
•	We are subject to potential conflicts of interest arising out of our relationship with our manager, which may result in decisions made that are not in our or our stockholders' best interests.
•	We may change our investment strategy without stockholder consent, which could result in investments that are different, and possibly more risky, than our current investments.
•	An interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.
•	We invest in subordinated securities, which have a greater risk of loss than more senior securities.
•	Interest rate fluctuations may affect the value of our assets, net income and common stock.
•	If we fail to qualify as a REIT, we will be subject to income tax at regular corporate rates, which would reduce the amount of cash available for distribution to our stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$25.00	$50,000,000
Underwriting discounts and commissions	$0.7875	$1,575,000
Proceeds, before expenses, to us	$24.2125	$48,425,000

The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 300,000 shares of Series C Preferred Stock from us within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect that the shares of Series C Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about May 29, 2003.

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey	Stifel, Nicolaus & Company
I n c o r p o r a t e d

Advest, Inc.	BB&T Capital Markets	Jefferies & Company, Inc.

The date of this prospectus supplement is May 21, 2003.

Forward-Looking Information

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms.

Actual results could differ materially from those set forth in forward-looking statements and future results could differ materially from historical performance due to a variety of factors, including, but not limited to: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in deterioration in credit performance; (3) the performance and operations of our manager; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms; (11) terrorist activities, which may adversely affect the general economy, financial and capital markets, the real estate industry and us; and (12) the ability of our manager to attract and retain highly talented professionals. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in this prospectus supplement and the accompanying prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you in deciding whether to invest in the Series C Preferred Stock. To understand this offering fully, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the risk factors beginning on page S-10 of this prospectus supplement and page 5 of the accompanying prospectus, as well as the documents we have filed with the Securities and Exchange Commission which are incorporated by reference. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, "Anthracite," the "Company," "we," "us" and "our" refer to Anthracite Capital, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described under the heading "Underwriting."

Anthracite Capital, Inc.

Anthracite Capital, Inc., a Maryland corporation, is a real estate finance company that generates income based on the spread between the interest income on its mortgage loans and securities investments and the interest expense from borrowings to finance its investments. Our primary activity is investing in high yielding commercial real estate debt. We focus on acquiring pools of performing loans in the form of commercial mortgage backed securities ("CMBS"), issuing secured debt backed by CMBS and providing strategic capital for the commercial real estate industry in the form of mezzanine loan financing. We commenced operations on March 24, 1998.

Our address is 40 East 52nd Street, New York, New York 10022, and our Internet address is www.anthracitecapital.com. The information on our Internet site is not part of this prospectus supplement. Our operations are managed by BlackRock Financial Management, Inc., which is referred to in this prospectus supplement as "BlackRock." We have no ownership interest in BlackRock.

BlackRock is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of The PNC Financial Services Group, Inc. Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is one of the largest investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 40 East 52nd Street, New York, New York 10022, and BlackRock's Internet address is www.blackrock.com. The information on BlackRock's Internet site is not part of this prospectus supplement.

Business Strategy

Our investment activities encompass three distinct lines of business: (i) commercial real estate securities, (ii) commercial real estate loans, and (iii) residential mortgage backed securities ("RMBS"). These three investment activities represent an integrated strategy where each line of business supports the others and creates value over and above operating each line in isolation. Our commercial real estate securities portfolio provides diversification and high yields that are adjusted for anticipated losses over a long period of time (typically, a ten-year weighted average life) and can be financed through the issuance of secured debt that matches the life of the investment. Commercial real estate loans provide attractive risk adjusted returns over shorter periods of time through strategic investments in specific property types or regions. The RMBS portfolio is a highly liquid portfolio that supports our liquidity needs while earning attractive returns after hedging costs. We believe the risks of these portfolios are not highly correlated and thus can serve to provide stable earnings over long periods of time.

Assets

Commercial Real Estate Securities

Commercial real estate securities include CMBS and investment grade REIT debt. During the quarter ended March 31, 2003, we increased total assets in this sector by 7% from $894.3 million to $955.5 million. Our principal activity is to underwrite and acquire high yielding CMBS that are rated below investment grade. Our CMBS are securities backed by pools of loans secured by first mortgages on commercial real estate throughout the United States. We divide our below investment grade CMBS investment activity into two portfolios: the eight trusts (controlling class CMBS), in which we are in the first loss position, and other below investment grade CMBS. At March 31, 2003, the total par of our other below investment grade CMBS was $261.1 million, and the total credit protection, or subordination level, of this portfolio was 6.33%. The total par of our controlling class CMBS at March 31, 2003 was $774.1 million, and the total par of the loans underlying these securities was $10.5 billion. We manage our credit risk through disciplined underwriting and loss assumptions, diversification, active monitoring of loan performance and exercise of our right to control the workout process as early as possible.

We finance a majority of these portfolios with match funded, secured term debt through collateralized debt obligation ("CDO") offerings. To accomplish this, we form a special purpose entity and contribute a portfolio of mostly below investment grade CMBS, investment grade CMBS and unsecured debt of commercial real estate companies. The CDO provides an optimal capital structure to maximize returns on these types of portfolios on a non-recourse basis.

Commercial Real Estate Loans

Our loan activity is focused on providing mezzanine capital to the commercial real estate industry. We target well capitalized real estate operators with strong track records and compelling business plans designed to enhance the value of their real estate. These loans are generally subordinated to a senior lender or first mortgage and are priced to reflect a higher return. We have significant experience in closing large, complex loan transactions, and we believe we can deliver a timely and competitive financing package to an underserved part of the real estate industry. Since 2001, our activity in this sector has generally been conducted through Carbon Capital, Inc., a private REIT, which is also managed by BlackRock.

The type of investments in this portfolio include subordinated participations in first mortgages, loans secured by partnership interests, preferred equity interests in real estate limited partnerships and loans secured by second mortgages. These investments have fixed or floating rate coupons and some provide additional earnings through an internal rate of return look back or gross revenue participation. As of March 31, 2003, there were no delinquencies in our commercial real estate loan portfolio. At March 31, 2003, we owned commercial real estate loans with a carrying value of $67.3 million. The average yield of this portfolio at March 31, 2003 was 9.0%. During the year ended December 31, 2002, we invested $3.3 million in new loans and received par payoffs of $82.8 million.

Residential Mortgage Backed Securities

We invest a portion of our equity in RMBS with the strategic objective of providing enhanced earnings and liquidity risk management. A key element in managing the risk of owning a portfolio of below investment grade CMBS and commercial real estate loans is to maintain sufficient liquid assets to support these investments during periods of reduced liquidity in the financial markets. RMBS can generally be sold quickly to raise cash to meet margin calls required by lenders that provide secured financing for CMBS and commercial real estate loans. Our investments in residential mortgage assets are currently, and are expected to be, concentrated in pass-through certificates, issued primarily by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Government National Mortgage Association. These investments may also include privately issued adjustable-rate and fixed-rate mortgage pass-through certificates.

Several factors influence the value of RMBS, including interest rates, interest spreads and paydowns. At December 31, 2002, the RMBS portfolio represented approximately 57% of our total assets, with $1.38 billion of par classified as held for trading and $76.7 million of par classified as available for sale. At the end of the first quarter of 2003, we reevaluated our RMBS strategy. We determined it would be more favorable to rely less on futures as a hedge, which is required to be marked to market through our income statement, and rely more on swaps which are marked to market on our balance sheet. Reducing the effect of income statement volatility caused by the RMBS portfolio that is not actively traded is important to the Company. At March 31, 2003, we reclassified $1.03 billion market value of RMBS from held for trading to available for sale, leaving $461 million market value of RMBS in held for trading.

At March 31, 2003, the Company's assets were allocated among these three categories as follows:

	Assets	Liabilities	Equity	Percent of Total Equity	Debt to Equity Ratio
	(dollars in thousands)
Cash	$21,210	$—	$21,210	5.3%	N/A
RMBS	1,463,072	1,395,285	67,787	17.0%	20.58	x
CMBS	222,872	57,619	165,253	41.5%	0.35	x
Commercial real estate securities in CDOs	784,740	684,684	100,056	25.1%	6.84	x
Commercial real estate loans, Carbon and joint ventures	61,477	15,604	45,873	11.5%	0.34	x
Subtotal	2,553,371	2,153,192	400,179
Other assets/liabilities	71,758	73,897	(2,139)	(0.5)%	N/A
Total	$2,625,129	$2,227,089	$398,040	100.0%	5.38	x

(1) $2,153,192 is considered debt per the Company's bank financial covenents. The debt to equity ratio for the Company including the equity in other assets is 5.41:1.

Borrowings

We finance asset purchases with the net proceeds of our equity offerings, the issuance of common stock under our Dividend Reinvestment and Stock Purchase Plan, the issuance of preferred stock, long-term secured borrowings, short-term borrowings under repurchase agreements and lines of credit. At of March 31, 2003, we had approximately $2.1 billion in outstanding borrowings, including approximately $1.4 billion in repurchase agreements.

Management

Our executive officers are:

•	Hugh R. Frater, President and Chief Executive Officer
•	Richard M. Shea, Chief Financial Officer and Chief Operating Officer
•	Daniel P. Sefcik, Chief Credit Officer and Vice President
•	Chris A. Milner, Chief Investment Officer and Vice President
•	Robert L. Friedberg, Vice President and Secretary
•	Mark S. Warner, Vice President
•	Alexander K. Zabik, Vice President

Our executive management has substantial experience in originating, acquiring and investing in real estate related loans and mortgage-backed securities. Mr. Laurence Fink, our Chairman of the Board, with over 26 years of experience, founded BlackRock in 1988 and currently serves as the Chairman and Chief Executive Officer of BlackRock. Mr. Hugh Frater, Mr. Richard Shea, Mr. Chris Milner, Mr. Daniel Sefcik, Mr. Robert Friedberg, Mr. Mark Warner and Mr. Alexander Zabik have an average of over 14 years of experience in the commercial real estate sector. In addition, BlackRock has over 50 professionals from various commercial and residential real estate disciplines including commercial real estate origination, servicing and structuring, commercial asset backed sales, trading, structuring, as well as residential mortgage-backed sales trading and derivative hedging.

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), beginning with our 1998 taxable year, and we will generally not be subject to federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a REIT.

Summary Risk Factors

An investment in our Series C Preferred Stock involves various material risks. You should consider carefully the risks discussed below and under "Risk Factors" on page S-10 of the prospectus supplement and page 5 of the accompanying prospectus before purchasing our Series C Preferred Stock.

•	Our Series C Preferred Stock has no established trading market, which may negatively affect its market value and your ability to transfer or sell your shares of Series C Preferred Stock.
•	The market value of the Series C Preferred Stock could be substantially affected by interest rates and other factors.
•	Our Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.
•	We are dependent upon our manager and may not find a suitable replacement if our manager terminates the management agreement.
•	We are subject to potential conflicts of interest arising out of our relationship with our manager, which may result in decisions made that are not in our or our stockholders' best interest.
•	We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly more risky than, the investments described in this prospectus supplement and the accompanying prospectus.
•	A disproportionate rise in short-term interest rates as compared to long-term interest rates may adversely affect our income.
•	We leverage our assets, which may increase the volatility of our income and net asset value, which in turn may result in operating or capital losses.
•	Our mortgage loans are subject to certain risks, including the risks of borrower defaults, bankruptcies and fraud.
•	We invest in subordinated securities, which have a greater risk of loss than more senior securities.
•	An interest rate mismatch could occur between our asset yields and borrowing rates and consequently reduce or eliminate income derived from our investments.
•	If we fail to qualify as a REIT, we will be subject to income tax at regular corporate rates, which will reduce the cash available for distribution to our stockholders.

•	The REIT qualification rules impose limitations on the types of investments and activities which we may undertake, including limitations on our use of hedging transactions and derivatives, and these limitations may, in some cases, preclude us from pursuing the most economically beneficial investment alternatives.
•	Restrictions on ownership of our common stock and our preferred stock may inhibit market activity.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series C Preferred Stock, see "Description of Series C Preferred Stock" in this prospectus supplement.

Issuer	Anthracite Capital, Inc.

Securities Offered	2,000,000 shares of 9.375% Series C Cumulative Redeemable Preferred Stock. The underwriters have an option to purchase up to 300,000 additional shares of Series C Preferred Stock from us to cover over allotments, if any.

Dividends	Investors will be entitled to receive cumulative cash dividends on the Series C Preferred Stock at a rate of 9.375% per year of the $25.00 liquidation preference (equivalent to $2.34375 per year per share). Beginning on July 31, 2003, dividends on the Series C Preferred Stock will be payable quarterly in arrears on the last calendar day of each January, April, July and October, or if not a business day, the next succeeding business day. Dividends on the Series C Preferred Stock will be cumulative from the date of original issuance, which is expected to be May 29, 2003. The first dividend we pay on July 31, 2003 will be for less than a full quarter.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series C Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series C Preferred Stock as to liquidation rights. The rights of the holders of the Series C Preferred Stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities ranked on parity with the Series C Preferred Stock, including our outstanding 10% Series B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock").

Maturity	The Series C Preferred Stock has no maturity date and we are not required to redeem the Series C Preferred Stock. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series C Preferred Stock.

Optional Redemption	We may not redeem the Series C Preferred Stock prior to May 29, 2008, except in limited circumstances to preserve our status as a REIT. On or after May 29, 2008, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, at any time and from time to time, for cash at

$25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking	The Series C Preferred Stock will rank senior to our common stock and on parity with our Series B Preferred Stock with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series C Preferred Stock will generally have no voting rights. However, if dividends on any outstanding Series C Preferred Stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series C Preferred Stock, voting as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series C Preferred Stock which are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series C Preferred Stock cannot be made and certain other actions may not be taken without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series C Preferred Stock.

Listing	We have applied to list the Series C Preferred Stock on the New York Stock Exchange under the symbol "AHR PrC," subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C Preferred Stock.

Form	The Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company, except under limited circumstances.

Use of Proceeds	We estimate that our net proceeds from the offering will be approximately $48.2 million ($55.5 million if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds from this offering to make investments in commercial real estate securities and commercial real estate loans and for general corporate purposes.

For additional information regarding the terms of the Series C Preferred Stock, see "Description of Series C Preferred Stock" beginning on page S-14.

Restrictions on Ownership of Stock

Due to limitations on the concentration of ownership of a REIT imposed by the Code, our charter generally prohibits any stockholder from directly or indirectly owning more than 9.8% of the outstanding shares of our common stock or more than 9.8% of the shares of any series of preferred stock, including the Series C Preferred Stock. Our board of directors has discretion to grant exemptions from the ownership limit, subject to such terms and conditions as it deems appropriate.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

	Three Months Ended March 31, 2003	Year Ended December 31,				Period from March 24, 1998 to December 31, 1998
		2002	2001	2000	1999
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.41	1.78	1.69	1.55	2.01	N/A

For purposes of calculating the above ratios, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. Fixed charges represent interest expense from our consolidated statements of operations. The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto.

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from our audited financial statements for the period ended December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the three months ended March 31, 2003. Our unaudited interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments), which are necessary to present fairly the results for the unaudited interim periods. Our unaudited interim results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference into the accompanying prospectus.

	For the Three Months Ended March 31, 2003	For the Years Ended December 31,				For the Period March 24, Through December 31, 1998(1)
		2002	2001	2000	1999
	(dollars in thousands, except per share data)
Operating data:
Total income	$42,823	$162,445	$131,220	$97,642	$57,511	$46,055
Total expenses	22,864	79,868	72,136	60,839	33,280	29,004
Total other gains (losses)	(10,262)	(28,949)	(910)	2,523	2,442	(18,440)
SFAS 133 adjustment	—	—	(1,903)	—	—	—
SFAS 142 adjustment	—	6,327	—	—	—	—
Net income (loss)	9,697	59,955	56,271	39,326	26,673	(1,389)
Net income available to common stockholders	8,502	54,793	47,307	32,261	26,389	(1,389)
Per share data:
Net income (loss)(2)
Basic	$0.18	$1.04	$1.47	$1.37	$1.27	$(0.07)
Diluted	0.18	1.04	1.40	1.28	1.26	(0.07)
Dividends declared per common share	0.35	1.40	1.29	1.17	1.16	0.92
Balance sheet data:
Total assets	$2,981,988	$2,639,351	$2,627,203	$1,033,651	$679,662	$956,395
Total liabilities	2,583,948	2,233,135	2,243,830	760,993	481,379	774,666
Total stockholders' equity(3)	398,040	406,216	383,115	242,254	168,261	181,729
Redeemable convertible preferred stock	—	—	258	30,404	30,022	—

(1)	We commenced operation on March 24, 1998.
(2)	Net income per share for the years ended December 31, 2002 and 2001 exclude the $6,327 SFAS 142 adjustment and the $1,903 SFAS 133 adjustment, respectively.
(3)	Includes the 10% Series B Cumulative Convertible Redeemable Preferred Stock.

RISK FACTORS

An investment in our Series C Preferred Stock involves a high degree of risk. You should carefully consider the following information, together with the other information contained in this prospectus supplement, the accompanying prospectus and other documents that are incorporated by reference into this prospectus supplement, including under the section entitled "Risk Factors," before buying our Series C Preferred Stock.

The Series C Preferred Stock is a new issuance and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series C Preferred Stock has no stated maturity date.

The shares of Series C Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series C Preferred Stock on the New York Stock Exchange, subject to official notice of issuance. However, an active trading market on the New York Stock Exchange for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series C Preferred Stock will be limited. We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series C Preferred Stock could be substantially affected by various factors.

The trading price of the shares may depend on many factors, including:

•	prevailing interest rates;
•	the market for similar securities;
•	additional issuances of the Series C Preferred Stock;
•	general economic conditions; and
•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series C Preferred Stock to decrease.

The Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series C Preferred Stock has not been rated by any nationally recognized statistical rating organization, and will be subordinated to all of our existing and future debt.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of the Series C Preferred Stock of approximately $48.2 million (or approximately $55.5 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds to make investments in commercial real estate securities and commercial real estate loans and for general corporate purposes. Pending application of net proceeds, we expect to invest the net proceeds in interest-bearing accounts and short-term interest-bearing securities that are consistent with our qualification as a REIT.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2003:

•	on an actual basis; and
•	as adjusted to give effect to the sale of 2,000,000 shares of our Series C Preferred Stock offered by us in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, and the use of the proceeds as described under "Use of Proceeds."

This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedule and notes thereto included in our quarterly report on Form 10-Q for the three months ended March 31, 2003 incorporated by reference in this prospectus.

	March 31, 2003
	Actual	As Adjusted
	(dollars in thousands)
Debt	$2,153,192	$2,153,192
Stockholders' equity:
Preferred Stock, par value $0.001 per share: 100,000,000 shares authorized:
Series B Preferred stock, par value $0.001 per share: 2,260,997 shares designated; 1,912,697 shares, liquidation preference $25.00 per share, issued and outstanding actual; 1,912,697 shares, liquidation preference $25.00 per share, issued and outstanding on an as adjusted basis	36,379	36,379
Series C Preferred Stock, par value $0.001 per share: shares designated; no shares issued and outstanding; 2,000,000 shares, liquidation preference $25.00 per share, issued and outstanding on an as adjusted basis	—	48,240
Common stock, par value $0.001 per share: 400,000,000 shares authorized; 47,731,318 shares issued and outstanding actual and on an as adjusted basis	48	48
Additional paid-in capital	518,597	518,597
Dividends in excess of earnings	(32,366)	(32,366)
Accumulated other comprehensive loss	(124,618)	(124,618)
Total stockholders' equity(1)	398,040	446,280
Total capitalization	$2,551,232	$2,599,472

(1)	Excludes 82,232 shares of common stock issued after March 31, 2003 pursuant to our Dividend Reinvestment and Stock Purchase Plan.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

	Three Months Ended March 31, 2003	Year Ended December 31,				Period from March 24, 1998 to December 31, 1998
		2002	2001	2000	1999
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.41	1.78	1.69	1.55	2.01	N/A

For purposes of calculating the above ratios, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. Fixed charges represent interest expense from our consolidated statements of operations. The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto.

DESCRIPTION OF SERIES C PREFERRED STOCK

The following is a summary of the material terms and provisions of the Series C Preferred Stock. The Series C Preferred Stock is more completely described in the articles supplementary to our charter establishing the Series C Preferred Stock, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

Under our charter, our board of directors is authorized to issue 500 million shares of stock, consisting of 400 million shares of common stock, par value $0.001 per share, and 100 million shares of preferred stock, par value $0.001 per share, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock of any series from time to time, in one or more series, subject to the rights of holders of any class or series of our preferred stock, without stockholder approval.

Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of preferred stock designated the 9.375% Series C Cumulative Redeemable Preferred Stock. Up to 4,400,000 shares of Series C Preferred Stock are authorized. We will issue 2,000,000 shares of Series C Preferred Stock (2,300,000 shares if the underwriters' over-allotment option is exercised in full) in this offering, and we may issue up to an additional 2,400,000 shares (2,100,000 shares if the underwriters' over-allotment option is exercised in full) from time to time in the future, subject to market conditions and our lock-up agreement with the underwriters. As of the date of this prospectus supplement, there are currently no other classes or series of preferred stock authorized, except the Series B Preferred Stock of which there are 1,912,697 shares outstanding as of the date of this prospectus supplement.

Under Maryland law, a stockholder is not personally liable for our obligations solely as a result of his or her status as a stockholder.

We have applied to list the Series C Preferred Stock on the New York Stock Exchange, subject to official notice of issuance, and we expect that trading will commence within 30 days after initial issuance of the Series C Preferred Stock. See "Underwriting."

Ranking

The Series C Preferred Stock, with respect to dividend rights and the distribution of assets upon our liquidation, dissolution or winding up, will rank (i) senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to the Series C Preferred Stock; (ii) on a parity with all equity securities issued by us, including the Series B Preferred Stock, other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to such Series C Preferred Stock. The term "equity securities" shall not include convertible debt securities.

Dividends

As holders of Series C Preferred Stock, you will be entitled to receive, when, as and if authorized by our board of directors, out of legally available funds, cumulative preferential cash dividends at the rate of 9.375% of the liquidation preference per annum, which is equivalent to $2.34375 per share of Series C Preferred Stock per year.

Dividends on the Series C Preferred Stock will cumulate from the date of original issuance (May 29, 2003) and will be payable quarterly in arrears on the last calendar day of each January, April, July and October, or, if not a business day, the next succeeding business day. The initial dividend on the Series C Preferred Stock, which will be paid on July 31, 2003 if authorized by our board of directors, will be for less than a full quarter. We will prorate and compute this initial dividend and any other dividend payable for a partial dividend period on the basis of a 360-day year consisting of twelve 30-day months.

We will pay dividends to holders of record as they appear in our share records at the close of business on the applicable dividend record date. The dividend record date will be the first day of the calendar month in which the related dividend payment date falls, or such other date that our board of directors designates for the payment of dividends that is not more than 30 nor less than 10 days prior to the dividend payment date.

No dividend on the Series C Preferred Stock will be authorized or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment would violate any of our agreements or is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are authorized by our board of directors. Accumulated but unpaid dividends will cumulate as of the dividend payment date on which they first become payable or on the date of redemption, as the case may be.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Stock and all other equity securities ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other equity securities ranking on a parity as to dividends with the Series C Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series C Preferred Stock and such other equity security (which shall not include any accumulation in respect of unpaid distributions for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current dividend period:

•	no dividends, other than distributions in kind of our common stock or other shares of our equity securities ranking junior to Series C Preferred Stock as to distributions and upon liquidation, may be authorized or paid or set aside for payment, and no other dividend may be authorized or made upon, our shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation (other than pro rata dividends on preferred stock ranking on a parity as to distributions with the Series C Preferred Stock); and
•	no shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us, except by conversion into or exchange for other shares ranking junior to the Series C Preferred Stock as to distributions and amounts upon liquidation.

Holders of Series C Preferred Stock shall not be entitled to any distribution, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series C Preferred Stock as described above. We will credit any dividend payment we make on the Series C Preferred Stock against the earliest accumulated but unpaid dividend due with respect to the Series C Preferred Stock which remains payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of us, as a holder of Series C Preferred Stock you will be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for all of our debts and other liabilities) a liquidating distribution in the amount of a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends to the date of payment, whether or not authorized, before any distribution of assets is made to holders of our common stock and any other shares of our equity securities ranking junior to the Series C Preferred Stock as to liquidation rights.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, our assets are insufficient to make full payment of the liquidating distributions to holders of the Series C Preferred Stock and any other shares of our equity securities ranking on a parity with the Series C Preferred Stock as to liquidation rights, then the holders of the Series C Preferred Stock and parity shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will in each case not be deemed to constitute a liquidation, dissolution or winding up of us.

As permitted by Maryland law, the articles supplementary creating the shares of Series C Preferred Stock provide that the liquidating preference of outstanding shares of Series C Preferred Stock will not be added to our total liabilities in determining whether we may make a dividend or other distribution (other than upon voluntary or involuntary dissolution) on our shares of common stock (or any other class or series of stock that junior to the Series C Preferred Stock with respect to liquidating distributions). Maryland does not allow a corporation to make a distribution if, after giving effect to the distribution, (a) the corporation would not be able to pay its obligations as they become due in the usual course of business or (b) the corporation's total assets would be less than its total liabilities. Unless the corporation's charter provides otherwise, liquidation preferences of stockholders whose preferential rights on dissolution are superior to those receiving the distribution are considered liabilities for the purpose of this test.

Redemption

Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, the Series C Preferred Stock will not be redeemable prior to May 29, 2008. On or after May 29, 2008, we, at our option, upon giving the notice described below, may redeem the Series C Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends to the date of redemption, whether or not authorized.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, our board of directors will determine the number of shares to be redeemed. In such circumstances, the Series C Preferred Stock to be redeemed generally will be selected pro rata, by lot or in another equitable manner determined by our board of directors. If such redemption is to be by lot and as a result of such redemption any holder of Series C Preferred Stock would become a holder of a number of shares of Series C Preferred Stock in excess of the Ownership Limit described in the accompanying prospectus because such holder's shares of Series C Preferred Stock were not redeemed, or were only redeemed in part, then, except in certain instances, we will redeem the requisite number of shares of Series C Preferred Stock from such holder such that such stockholder will not hold in excess of the Ownership Limit subsequent to such redemption.

Notwithstanding the foregoing, unless full cumulative dividends on all shares of Series C Preferred Stock have been or contemporaneously are authorized and paid, or a sum sufficient for payment for all past dividend periods and the current dividend period is set apart, we will not:

•	redeem any shares of Series C Preferred Stock unless we simultaneously redeem all outstanding shares of Series C Preferred Stock; or

•	purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation, except by conversion into or exchange for shares ranking junior to the Series C Preferred Stock as to distributions and upon liquidation.

The foregoing restrictions on redemptions, purchases and other acquisitions will not prevent the redemption, purchase or acquisition by us of preferred stock of any series to preserve our REIT status (see "Description of Capital Stock — Repurchases of Shares and Restrictions on Transfer" and "Federal Income Tax Considerations — Taxation of Anthracite — Requirements for Qualification as a Real Estate Investment Trust" in the accompanying prospectus) or pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C Preferred Stock.

Immediately prior to any redemption of shares of Series C Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to the redemption date, whether or not authorized, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding distribution payment date notwithstanding the redemption of such shares before the dividend payment date. Except as provided in the previous sentence, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C Preferred Stock to be redeemed.

We will mail to you, if you are a record holder of Series C Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days before the redemption date. We will send the notice to your address, as shown on our share transfer books. Each notice will state, in addition to any information required by law or by the applicable rules of any exchange upon which the Series C Preferred Stock may be listed or admitted to trading, the following:

•	the redemption date;
•	the redemption price;
•	the number of shares of Series C Preferred Stock to be redeemed;
•	the place where you may surrender certificates for payment of the redemption price; and
•	that dividends on the Series C Preferred Stock to be redeemed will cease to accumulate on the redemption date.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, we will specify in the notice to you the number of shares of Series C Preferred Stock to be redeemed from you.

On or after the date fixed for redemption, each holder of shares of Series C Preferred Stock to be redeemed must present and surrender each certificate representing his shares of such Series C Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing shares of Series C Preferred Stock as the owner thereof and each surrendered certificate will be canceled. If fewer than all the shares represented by any such certificate representing shares of Series C Preferred Stock are to be redeemed, a new certificate will be issued representing the unredeemed shares.

At our election, on or prior to a redemption date, we may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series C Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series C Preferred Stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accumulated and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited which remain unclaimed by the holders of the shares of Series C Preferred Stock at the end of two years after the redemption date will be returned to us by such bank or trust company.

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to cumulate on the Series C Preferred Stock designated for redemption and all of your rights as a holder of the Series C Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accumulated and unpaid dividends up to the redemption date.

Notwithstanding any other provision relating to the redemption of the Series C Preferred Stock to the contrary, we may redeem shares of Series C Preferred Stock at any time, in whole or in part, whether or not prior to May 29, 2008, if the board of directors determines that such redemption is necessary to preserve our status as a REIT.

Maturity

The Series C Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

As a holder of Series C Preferred Stock, you will not have any voting rights, except as set forth below.

Whenever dividends on the Series C Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of Series C Preferred Stock will be entitled, voting together as a single class with all other series of preferred stock of ours upon which like voting rights have been conferred and are exercisable, to elect a total of two additional directors to our board of directors at an annual meeting of stockholders or a special meeting held in place thereof or a properly called meeting of holders of the Series C Preferred Stock together with holders of any other series of preferred stock as to which dividends are so in arrears, and at each subsequent annual meeting or special meeting of stockholders until all dividends accumulated on the Series C Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, our entire board of directors will be increased by two directors.

So long as any shares of Series C Preferred Stock remain outstanding, we may not, without the affirmative vote of holders of at least two-thirds of the outstanding Series C Preferred Stock voting separately as a class:

•	authorize, or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to the outstanding Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;
•	reclassify any authorized equity securities into any such senior equity securities;
•	create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or
•	amend, alter or repeal the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock or the holders thereof.

However, with respect to any such amendment, alteration or repeal of the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger or consolidation, so long as the Series C Preferred Stock remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of such event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series C Preferred Stock, the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof. In addition, (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock or (ii) any increase in the amount of authorized shares of Series C Preferred Stock or any other class or series of our preferred stock, in each case ranking on a parity with or junior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or our winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

The shares of Series C Preferred Stock are not convertible into or exchangeable for our property or securities.

Restrictions on Ownership and Transfer

The Series C Preferred Stock is subject to certain restrictions on ownership which are described under "Description of Capital Stock — Repurchases of Shares and Restrictions on Transfer" in the accompanying prospectus.

Form

The shares of Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for the Series C Preferred Stock will be American Stock Transfer & Trust Company, New York, New York.

Additional Material Provisions of Maryland Law and Our Charter and Bylaws

The Maryland General Corporation Law also provides that Maryland corporations that are subject to the Securities Exchange Act of 1934 and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders, will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,
•	reserve for itself the right to fix the number of directors,
•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote, and
•	retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a director.

Our board has elected into the last of the foregoing provisions providing that each vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. A director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the additional federal income tax consequences that are anticipated to be material to an investor in the Series C Preferred Stock. This discussion is based on current law, is for general information only and is not tax advice. The tax consequences related to an investment in Anthracite may vary depending on an investor's particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our securities in light of his or her personal investment or tax circumstances, or to holders of our securities subject to special treatment under the federal income tax laws. Investors subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our securities.

Redemption of Series C Preferred Stock

A redemption of the Series C Preferred Stock will be treated under Section 302 of the Code as a dividend, generally taxable at ordinary income tax rates (to the extent of Anthracite's current and accumulated earnings and profits), unless the redemption satisfies one or more of the tests set forth in Section 302(b) of the Code that enable the redemption to be treated as a sale or exchange of the redeemed Series C Preferred Stock. A redemption will satisfy such tests if it either (i) results in a "complete termination" of the holder's stock interest in Anthracite, or (ii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether either of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Series C Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

If a redemption of the Series C Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series C Preferred Stock would, in that case, be transferred to the holder's remaining stockholdings in Anthracite. If, however, the stockholder has no remaining stockholdings in Anthracite, such basis may, under certain circumstances, be transferred to a related person, or it may be lost entirely.

If a redemption of Series C Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as a taxable sale or exchange. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to the accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of Anthracite's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the Series C Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the Series C Preferred Stock has been held as a capital asset, and will be long-term capital gain or loss if the Series C Preferred Stock has been held for more than one year.

Annual Distributions

As stated in the accompanying prospectus under the heading "Federal Income Tax Considerations — Annual Distribution Requirements," we are required to distribute dividends to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. Thus, investors should note that the 95% distribution requirement referred to in the second paragraph under that heading has been reduced (effective January 1, 2001) to a 90% distribution requirement.

In determining the extent to which a distribution constitutes a dividend for tax purposes, Anthracite's earnings and profits generally will be allocated first to distributions with respect to the Series C Preferred Stock, on a pro rata basis, and then to Anthracite's common stock. If Anthracite has net capital gains and designates some or all of its distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Mezzanine Loans

There is some uncertainty as to whether mezzanine loans constitute qualifying assets for purposes of the 75% asset test and result in qualifying income for purposes of the 75% gross income test. Recent private letter rulings issued by the IRS to other taxpayers indicate that, in certain circumstances, mezzanine loans secured by interests in a partnership or limited liability company, substantially all of the assets of which represent interests in real estate, constitute qualifying assets and result in qualifying income. Our subsidiary Carbon Capital, Inc. has received an opinion of counsel to the effect that the mezzanine loans made by it will constitute qualifying assets and result in qualifying income. However, an opinion of counsel is not binding on the IRS, and we may not rely on private letter rulings issued to other taxpayers. If the mezzanine loans were determined not to constitute qualifying assets and did not result in qualifying income for purposes of these tests, based upon our balance sheet as of March 31, 2003 and net income for the three months ended
March 31, 2003, our REIT status would not be jeopardized.

Recent Tax Legislation

Legislation was recently passed by Congress, and is expected to be signed shortly by President Bush, which will reduce the maximum tax rate for capital gains to individuals generally from 20% to 15% (from May 6, 2003 through 2008) and for dividends payable to individuals generally from 38.6% to 15% (from January 1, 2003 through 2008). In general, dividends payable by REITs are not eligible for such treatment except in limited circumstances which the Company does not contemplate. Although this legislation will not adversely affect the taxation of REITs or dividends paid by REITs, the favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of non-REIT corporations that pay dividends as relatively more attractive.

For a discussion of the additional material federal income tax consequences relating to the acquisition, holding and disposition of our stock, including our Series C Preferred Stock, please see the description in the accompanying prospectus under the heading "Federal Income Tax Considerations."

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of the Series C Preferred Stock being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Series C Preferred Stock set forth opposite its name below.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.	960,000
Friedman, Billings, Ramsey & Co., Inc.	340,000
Stifel, Nicolaus & Company, Incorporated	340,000
Advest, Inc.	120,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	120,000
Jefferies & Company, Inc.	120,000
Total	2,000,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series C Preferred Stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to 300,000 additional shares of our Series C Preferred Stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within 30 days after the date of the prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase their respective commitments as indicated in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 shares of Series C Preferred Stock.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions payable by us	$0.7875	$0.7875	$1,575,000	$1,811,250

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $185,000.

The underwriters propose to offer the Series C Preferred Stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement and to select dealers at such price less a concession not to exceed $.50 per share. The underwriters may allow, and such selected dealers may reallow a concession not to exceed $.45 per share. The shares of Series C Preferred Stock will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part. After commencement of this offering, the underwriters may change the public offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

We have agreed in the underwriting agreement to not authorize or effect the sale or issuance, or agree to sell or issue, any shares of Series C Preferred Stock or any parity or senior securities with respect to the Series C Preferred Stock (as to dividend rights or rights upon liquidation, dissolution or winding up) for a period of 90 days commencing on the date the underwriting agreement is executed, without the prior written consent of Bear Stearns.

The Series C Preferred Stock is a new issue of securities and, prior to the Series C Preferred Stock being accepted for listing on the New York Stock Exchange, there will be no established trading market for the Series C Preferred Stock. We anticipate the NYSE will authorize, upon official notice of issuance, the listing of the Series C Preferred Stock under the symbol "AHR PrC." We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C Preferred Stock. In order to meet the requirements for listing the Series C Preferred Stock on the NYSE, the underwriters have undertaken to sell (i) Series C Preferred Stock to ensure a minimum of 100 beneficial holders with a minimum of 100,000 shares of Series C Preferred Stock outstanding and (ii) sufficient Series C Preferred Stock so that following this offering, the Series C Preferred Stock has a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE they intend to make a market in the Series C Preferred Stock, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series C Preferred Stock.

In order to facilitate the offering of the Series C Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series C Preferred Stock in accordance with Regulation M under the Securities Exchange Act 1934.

The underwriters may over-allot the Series C Preferred Stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase the additional shares of Series C Preferred Stock described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of the Series C Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Accordingly, to cover these short sales positions or to stabilize the market price of the Series C Preferred Stock, the underwriters may bid for, and purchase, shares of Series C Preferred Stock in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our Series C Preferred Stock may have the effect of raising or maintaining the market price of the Series C Preferred Stock or preventing or mitigating a decline in the market price of the Series C Preferred Stock. As a result, the price of the Series C Preferred Stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

From time to time, the underwriters and/or their affiliates have in the past performed, and may in the future continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation.

It is expected that delivery of the shares of Series C Preferred Stock will be made on or about May 29, 2003, which will be the fifth business day following the date of pricing of the shares of Series C Preferred Stock (such settlement being referred to as "T+5"). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of Series C Preferred Stock on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the shares of Series C Preferred Stock will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement.

LEGAL MATTERS

Certain legal matters relating to Maryland law relating to the validity of the Series C Preferred Stock being offered by this prospectus supplement is being passed upon for us by Miles & Stockbridge P.C., Baltimore, Maryland. The validity of the issuance of the shares of Series C Preferred Stock offered hereby as well as some legal matters described under "Additional Federal Income Tax Considerations" in the prospectus supplement and "Federal Income Tax Considerations" in the accompanying prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the Series C Preferred Stock offered by this prospectus supplement will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

Our financial statements included in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

Anthracite
Capital, Inc.

2,000,000 Shares

9.375% Series C Cumulative
Redeemable Preferred Stock
Liquidation Preference
$25.00 Per Share

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey

Stifel, Nicolaus & Company

I  n  c  o  r  p  o  r  a  t  e  d

Advest, Inc.

BB&T Capital Markets

Jefferies & Company, Inc.

May 21, 2003